# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LeddarTech Holdings Inc., CIK 0001981462
CUSIP: 52328E105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 4535, boulevard Wilfrid-Hamel, Suite 240, Quebec, Quebec Canada (A8), G1P 2J7
Date of event which requires filing of this statement: 12/21/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001430885

## Reporting persons
- BDC Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Quebec Canada (A8); sole voting power 2,243,361; shared voting power 0; sole dispositive power 2,243,361; shared dispositive power 0; aggregate amount beneficially owned 2,243,361 (7.8% of the class)

## Item 1. Issuer
Name of issuer: LeddarTech Holdings Inc.
Address of issuer's principal executive offices: 4535, boulevard Wilfrid-Hamel, Suite 240 Quebec, Quebec, Canada, G1P 2J7

## Item 2. Person Filing
Name of person filing:
BDC Capital Inc. ("BDC") is a subsidiary of the Business Development Bank of Canada which is a Crown corporation whose sole shareholder is the Government of Canada.

This constitutes a late filing due to inadvertent administrative error.

The Reporting Person did not file an initial report Schedule 13G to report its 7.80% beneficial ownership as of
December 21, 2023. Such percentages are based on the Company's most recent reported number of shares outstanding at the relevant time. None of the shares reported herein have been disposed of as of the date of this filing.
Address of principal business office or, if none, residence: 5 Place Ville Marie, Suite 100 Montreal, Quebec, Canada H3B 5E7
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,243,361
Percent of class:
Calculation of percentage of beneficial ownership as of December 21, 2023 is based on 28,770,930 Common Shares outstanding as of December 28, 2023, as reported by LeddarTech Holdings Inc. in its Form 6-K filed with the Commission on December 28, 2023.
7.80
Sole power to vote or to direct the vote: 2,243,361
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,243,361
Shared power to dispose or to direct the disposition:
0

Of the 2,243,361 common shares reported herein, (i) 1,757,804 common shares are owned directly by BDC; (ii) 249,500 shares are issuable to BDC upon conversion of convertible notes outstanding; (iii) 223,731 common shares are held by Go Capital S.E.C. whose General Partner is the Business Development Bank of Canada which is an affiliate of BDC and BDC is also the manager of Go Capital S.E.C.; and (iv) 12,326 common shares are held by AlterInvest II Fund L.P. whose General Partner is the Business Development Bank of Canada which is an affiliate of BDC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BDC Capital Inc.: /s/ Dominique Belanger, Dominique Belanger (12/20/2024)